March 05, 2010

Karl Hiller
Joanna Lam
Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-4628

RE:	China Prosperous Clean Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 15, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 14, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009 Filed November 12, 2009
File No. 000-53224

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.     We noted the qualitative disclosures you intend to include in an amendment to your Form 10K for the fiscal year ended December 31, 2008 in response to our prior comment1. Please note that Rule 4-08(e)(3) of Regulation S-X requires you to also disclose certain quantitative information with respect to restrictions that are in place as a result of your operations in China. That is, you must also provide the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of December 31, 2008. In addition, you must also provide the schedule information required by Rule 5-04 of Regulation S-X to the extent your proportionate share of the restricted net assets of your consolidated subsidiaries exceeds 25% of your consolidated net assets. Refer to FRC §213.02 and SAB Topic 6K:2 for additional guidance.

Response:

Per reviews of loan agreements, statutory and regulatory requirements, we determined that there are no limitations on subsidiaries’ ability to transfer funds to the Company in the form of loans, advances or cash dividends. Therefore, the disclosure requirement with respect to restricted net assets for unconsolidated and consolidated subsidiaries as of December 31, 2008 under Rule 4-08(e)(3) is not applicable.

Financial Statements

Statements of Changes in Stockholders’ Equity, page 35

2.     We note your response to our prior comment 3 in which you propose to revise the Statements of Changes in shareholders’ Equity to reflect the recapitalization. However, it does not appear that you have appropriately adjusted your statements as we previously requested.

     The share activity of the accounting acquirer should be recast using an exchange ratio of the shares issued by the legal acquirer in the reverse merger over the shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a sock split. After recasting, all share activity immediately before the reverse merger recapitalization transaction should sum to equal the number of shares issued by the accounting garget. This should be followed by an entry showing the number of shares of the accounting target that were outstanding immediately before the event, along with the accounting target’s net assets or liabilities received by the accounting acquirer.

     Please consider the additional guidance we have provided above and revise your statements of stockholders’ equity accordingly.

Response:

We will amend the Form 10-K for year ended December 31, 2008 in which we will refer to the share exchange transaction between us and Origin Orbit as a reverse merger recapitalization and revise the Statements of Changes in Shareholders’ Equity so that the ratio at which shares are exchanged is shown retroactively in our financial statements and the our shares outstanding immediately prior to the transaction are reflected within the activity section of the statement for the period in which the merger occurred, along with the fair value of the net assets or net liabilities received by us. The Statement of Shareholders’ Equity will be amended as follows:

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2008 and 2007

						Accumulated
						other	Total
			Additional			Compre-	Stock-
	Common Stock		Paid in	Statutory	Retained	hensive	Holders’
	Shares	Amount	Capital	Reserve	Earnings	Income	Equity

Balance at December 31, 2006	5,865,000	$59	$(59)	$-	$(292)	$76	$(215)

Net income	--	--	--	--	1,242,327	--	1,242,327

Statutory reserve	--	--	--	120,511	(120,511)	--	--

Other comprehensive income	--	--	--	--	--	38,639	38,563

Balance at December 31, 2007	5,865,000	$59	$(59)	$120,511	$1,121,524	$38,639	$1,280,675

Common stock issued in
recapitalization	6,135,000	60	(60)	--	--	--	--

Additional paid-in capital	--	--	8,055,381	--	--	--	8,055,381

Net income	--	--	--	--	1,053,818	--	1,053,818

Statutory reserve	--	--	--	105,382	(105,382)	--	--

Other comprehensive income	--	--	--	--	--	372,194	372,194

Balance at December 31, 2008	12,000,000	$120	$8,055,262	$225,893	$2,069,960	$410,833	$10,762,068

Note 2- Summary of Significant Accounting Policies, page 39

Basis of Presentation and consolidation, page 39

3.     We note your response to prior comment 5, in which you clarify that you have complied with U.S.GAAP with respect to the classification of transportation costs as a component of cost of goods sold. Under U.S.GAAP, a change in classification of transportation costs should be retroactively applied under the guidance of EITE 00-10. Please confirm that you have presented transportation costs as a component of cost of goods sold for all financial statement period presented. Otherwise, please submit the revisions that you would propose to address this concern.

Response:

We confirm that we have retroactively applied the change in the classification of transportation costs and presented them as a component of cost of goods sold for both 2008 and 2007. We have also indicated in Note 2 under the caption, Reclassification, that certain amounts in the 2007 financial statements have been reclassified for comparative purpose to conform to the presentation in the 2008 financial statements.

Segment Information. Page 44

4.      We have read your response to prior comment 6 in which you explain how you concluded the three primary operations, identified in MD&A do not represent reportable segments as all the criteria provided in FASB ASC paragraph 280-10- 50-1 1 have been met to allow the aggregation of these operating segments into one reportable segment. However, you have not explained how you determined that these operations have met the overriding first criterion, similar economic characteristics such as similar gross margins and sales trends. In addition, it is unclear how you came to the conclusion that these operations meet the first three criteria set-forth in paragraph 50-1 1:

Nature of products:

o      We note you concluded that both CNG and LPG are viewed as sources of "clean energy". However, as you mentioned on page 7 of your Form 10-K, CNG is "...mainly composed of methane.. .and.. . LPG is a mixture of hydrocarbon gases.. . .", indicating that the nature of the products is different.

Nature of production process:

o      We note you concluded that CNG and LPG are similar as they are "...produced based on natural gas.. .." You further state that the production process is similar in that they "...both require M e r mechanical processing of natural resources, which can be either natural gas or crude oil.. .." However, based on the disclosure on page 7, CNG is made by "compressing natural gas" and LPG is manufactured during the "...refining of crude oil, or extracted form oil or gas streams as they emerge form the ground.. .." indicating different production process.

Type of class of customers:

o      We note you concluded that the types of customers are the same for the CNG and LPG and for both the retail and wholesale operations as they are "consumers for the use of their motor vehicles that are powered by CNG or LPG.. ..." However, it is unclear how you can group retail and wholesales customers as we would expect they would have different profit margins.

Refer to FASB ASC paragraphs 280-10-55-7A through 55-7C and paragraphs 280-10-55-33 through 55-36 for further guidance. We reissue prior comment 6.

Response:

Per your comment, we have reviewed the natures and characteristics of our three primary business operations and have determined that they represented separate reportable segments. Therefore, we will amend the Form 10-K for year ended December 31, 2008 to classify them as separate segments and adjust financial statements accordingly. Currently we are working on such adjustment and will submit the proposed adjustment to you as soon as possible.

Note 14-Income Taxes, page 47

5.     We note your proposed disclosure does not comply with FASB ASC paragraph 740-10-50-12 which requires reconciliation of your domestic statutory tax rates of 25% to your effective tax rates of 26%. We reissue prior comment 7.

Response:

We will amend the Form 10-K for year ended December 31, 2008 in which we will present reconciliation, using percentages or dollar amounts, of the amount of our reported income tax expense to the amount of income tax expense that would result from applying domestic statutory tax rates to our pre-tax income.

The reconciliation that we will present is as follows:

Year Ended December 31,2008
Computed tax @ statutory rate of 25%
($1,1419,839*25%)	$354,960

Loss carryforward	(7,528)
Non taxable income	(77,269)
Tax catch up for 2007	3,639
Current year losses	96,118

Total provision for income taxes	$369,920

Form 10-Q for the Interim Period ended September 30, 2009

Financial Statements

Statement of Cash Flows, page 6

6.     We noted in your response to prior comment 10 you continue to present cash payments made to non-controlling interests as a financing activity. Please explain to us in further detail the origin of this line item and why you believe it is appropriately classified as a financing activity rather than an investing activity.

Response:

Pursuant to your comment and following the guidance in Paragraph 15 through 24 of SFAS 95 [ASC No. 230-10-45-12 to 23], the Company has revised Consolidated Statements of Cash Flows for the periods ended September 30, 2009 and 2008, as below:

Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended
	September 30,
	2009	2008
	(Restated)	(Restated)
Cash flows from operating activities:
Net income	$181,245	$1,085,261
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
Depreciation	238,453	212,428
Noncontrolling interest	946	11,684
Changes in assets and liabilities:
Accounts receivable	135,567	(416,447)
Inventories	(291,240)	125,429
Advance payments	(3,883,992)	1,724,789
Dividend receivable	78,280	(3,513)
Other receivables	125,497	(3,471,766)
Other non-current assets	2,818	(5,949)
Prepaid expenses	12,540	3,754,304
Accounts payable and accrued expenses	92,260	(19,035)
Trade notes payable	73,295	--
Customer advances	503,191	(1,055,628)
Income taxes payable	(23,696)	(643,968)
Other payables	635,912	526,646
Total adjustments	(2,300,169)	738,974

Net cash provided by (used in) operating activities	(2,118,924)	1,824,235

Cash flows from investing activities:
Deposit for buildings, machinery, and equipment	--	(264,338)
Acquisition of property and equipment	(411,502)	(506,042)
Proceeds from investment income	58,636	--
Payments to Noncontrolling interest for ownership buyback	(202,206)	--
Investment deposit paid	--	71,685
Repayment of loans for acquisition of subsidiaries	--	(5,105,952)
Net cash used in investing activities	(555,072)	(5,804,647)

Cash flows from financing activities:
Additional paid-in capital from shareholders	--	8,018,257
Proceeds from short-term bank loan	146,590	716,850
Due to former shareholders	--	(1,544,757)
Proceeds form shareholders	--	143,370
Proceeds from (repayments of) related party loans	(492,649)	2,757,940
Loans from third party	7,412,373	(6,491,158)
Net cash provided by financing activities	7,066,314	3,600,502

Effect of foreign currency translation on cash	(32,657)	261,800

Net increase (decrease) in cash and cash equivalents
and restricted cash	4,359,661	(118,110)

Cash and cash equivalents and restricted cash – beginning	1,034,387	1,049,768

Cash and cash equivalents and restricted cash – ending	$5,394,048	$931,658

Supplemental disclosure information:
Interest paid	$54,602	$22,139
Income taxes paid	$74,916	$824,931

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Prosperous Clean Energy Corporation (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 86-372-3166864, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

/s/ Ben Wang
_________________________

Ben Wang

Chief Financial Officer

China Prosperous Clean Energy Corporation